

07002432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baldwin & Clarke Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116B South River Road
(No. and Street)

Bedford	NH	03110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Clarke, Jr. 603-668-4353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty and Company PC
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road	Nashua	NH	03060
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John J. Clarke, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baldwin & Clarke Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. —
- [x] (g) Computation of Net Capital. —
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALDWIN & CLARKE CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005


SEC MAIL
RECEIVED
FEB 2 7 2007
WASH. D.C.
185

TABLE OF CONTENTS


McCafferty & Company, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Baldwin & Clarke Capital Markets, Inc.
Bedford, NH 03110

We have audited the accompanying statement of financial condition of Baldwin & Clarke Capital Markets, Inc. as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin & Clarke Capital Markets, Inc. as of December 31, 2005 and 2004, and the results of the operations and the cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 14, 2007

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society Of Certified Public Accountants

100 Wells Avenue
Newton, Massachusetts
02459
Tel: 617-964-3232
Fax: 617-964-3235

71 Spit Brook Road
Nashua, New Hampshire
03060
Tel: 603-888-6618
Fax: 603-888-2227

E-mail: ted@mccafertycpa.com


CPA

BALDWIN AND CLARKE CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 7,699	$ 8,639
Prepaid Expenses	3,043	2,923
Total Assets	$ 10,742	$ 11,561

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities:		
Accounts Payable	$ -	$ -
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	84,236	68,736
Accumulated Deficit	(73,504)	(57,185)
Total Stockholders' Equity	10,742	11,561
Total Liabilities and Stockholders' Equity	$ 10,742	$ 11,561

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

BALDWIN AND CLARKE CAPITAL MARKETS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Commissions	$ -	$ -
Total Revenues	-	-
Expenses:		
Bad Debt Expense	-	17,500
Bank Charges	67	-
Management Fees	8,062	1,911
Miscellaneous Expenses	179	680
Professional Fees	4,200	4,200
Regulatory Fees	3,925	1,353
Total Expenses	16,433	25,644
Other Income (Expense):		
Interest Income	114	-
Net Income / (Loss) Before Taxes	(16,319)	(25,644)
Provision for Income Taxes:		
State Income Tax	-	1,255
Net Income / (Loss)	$ (16,319)	$ (26,899)

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

BALDWIN AND CLARKE CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2005	10	54,211	(30,286)	23,935
Contributions to Capital	-	14,525	-	14,525
Net Income/(Loss) December 31, 2005	-	-	(26,899)	(26,899)
Balance December 31, 2005	$ 10	$ 68,736	$ (57,185)	$ 11,561
Contributions to Capital	-	15,500	-	15,500
Net Income / (Loss) December 31, 2006	-	-	(16,319)	-
Balance December 31, 2006	$ 10	$ 84,236	$ (73,504)	$ 10,742

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

BALDWIN AND CLARKE CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (16,319)	$ (26,899)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	-	17,500
(Increase) / Decrease in Prepaid Expenses	(121)	(2,923)
Net (Decrease) in Cash Provided by Operating Activities	(16,440)	(12,322)
Cash Flows from Investing Activities:		
Partner Capital Contributions	15,500	14,525
Net Increase to Cash from Investing Activities	15,500	14,525
Net (Increase) in Cash	(940)	2,203
Cash Balance - January 1	8,639	6,435
Cash Balance - December 31	$ 7,699	$ 8,639

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	-	1,255
Interest	-	-

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-I, was $7,699 and $8,639 at December 31, 2006 and 2005, respectively, which exceeds the required net capital amount of $5,000, by $2,699 and $3,639, at December 31, 2006 and 2005. The ratio of aggregate indebtedness at December 31, 2006 was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays all expenses of this Company except some direct costs. BCCF is responsible for expenses such as rent and other overhead costs associated with the operation of the Company. Management fees of $8,682 and $1,911 were paid in 2006 and 2005, respectively to BCCF.

BALDWIN AND CLARKE CAPITAL MARKETS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

SCHEDULE 1

BALDWIN AND CLARKE CAPITAL MARKETS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2006 AND 2005

AGGREGATE INDEBTEDNESS:	2006	2005
Total Aggregate Indebtedness	-	-
NET CAPITAL		
Common Stock	$ 10	$ 10
Additional Paid-in Capital	84,236	68,736
Retained Earnings / (Deficit)	(73,504)	(57,185)
Total Stockholders' equity qualified for net capital	$ 10,742	$ 11,561
DEDUCTIONS AND/OR CHARGES		
Non-Allowable assets:	(3,043)	(2,923)
Net Capital, as defined	$ 7,699	$ 8,639
CAPITAL REQUIREMENTS	5,000	5,000
NET CAPITAL (DEFICIT) IN EXCESS OF REQUIREMENT	$ 2,699	$ 3,639
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%	0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the Company in the Company's part IIA (unaudited), focus report at December 31, 2006 and 2005.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE II

BALDWIN AND CLARKE CAPITAL MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2006 AND 2005

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE III

BALDWIN AND CLARKE CAPITAL MARKETS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2006 AND 2005

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE IV

BALDWIN AND CLARKE CAPITAL MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006 AND 2005

The Company is exempt from the reserve requirements of Rule 15c3-3, as it's transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.



McCafferty & Company, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

Board of Directors
Baldwin & Clarke Capital Markets, Inc.

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society Of Certified Public Accountants

100 Wells Avenue

Newton, Massachusetts

02459

Tel: 617-964-3232

Fax: 617-964-3235

71 Spit Brook Road

Nashua, New Hampshire

03060

Tel: 603-888-6618

Fax: 603-888-2227

E-mail: ted@mccafertycpa.com

In planning and performing our audit of the financial statements and supplemental schedules of Baldwin & Clarke Capital Markets, Inc., for the year ended December 31, 2006 and 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Baldwin & Clarke Capital Market, Inc. does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.


CPA

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 14, 2007

END